SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

         -------------------------------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

         -------------------------------------------------------------



                      Hawaiian Natural Water Company, Inc.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   419883 10 3
                                 (CUSIP Number)


                                  March 2, 1999
             (Date of event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(c)






                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        AMRO International, S.A.
        None
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Panama
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                    5.   SOLE VOTING POWER

  NUMBER OF              398,332 shares, including (i) 100,000 shares which
   SHARES                are issuable upon the exercise of immediately
BENEFICIALLY             exercisable warrants and (ii) 298,332 shares which
  OWNED BY               are issuable upon conversion of reporting person's
   EACH                  750 shares of issuer's Series A Convertible
 REPORTING               Preferred Stock.
PERSON WITH         ------------------------------------------------------------
                    6.   SHARED VOTING POWER
                         None.
                    ------------------------------------------------------------
                    7.   SOLE DISPOSITIVE POWER

                         398,332 shares, including (i) 100,000 shares which
                         are issuable upon the exercise of immediately exercisable warrants and (ii) 298,332 shares which are issuable upon conversion of reporting person's
                         750 shares of issuer's Series A Convertible
                         Preferred Stock.
                    ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                         None.
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     398,332 shares, including (i) 100,000 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 298,332 shares which are issuable upon conversion of reporting person's 750 shares of issuer's Series A Convertible Preferred Stock.
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      9.9%
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12.  TYPE OF REPORTING PERSON
                                       CO
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                                                               Page 3 of 6 Pages

Item 1(a).     Name of Issuer.

               Hawaiian Natural Water Company, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               248 Mokauea Street
               Honolulu, HI 96819

Item 2(a).     Name of Person Filing.

               The reporting person is AMRO International, S.A.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               The  address  of  the  principal   business  office  of  the
               reporting person is:

               C/o Ultra Finanz, AG, Grossmunsterplatz 6, Zurich, CH-8022, Switzerland

Item 2(c).     Citizenship.

               AMRO International is a corporation organized under the laws of the Republic of Panama.

Item 2(d).     Title of Class of Securities.

               Common Stock,  no par value per share

Item 2(e).     CUSIP Number.

               419883 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable.  This statement is filed pursuant to Rule
               13d-1 (c)

Item 4.        Ownership.

          (a)  Amount beneficially owned by reporting person as of July 7, 1999:

               398,332 shares (1)

          (b)  Percent of Class: 9.9%

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                                                               Page 4 of 6 Pages

          (c)  Number of shares as to which such person has (see notes):

               (i)  Sole power to direct the vote:

                    398,332 shares (2), (3), (4)

               (ii) Shared power to vote or to direct the vote:

                    None

              (iii) Sole power to dispose or direct the disposition of:

                    398,332 shares (2), (3), (4)

               (iv) Shared power to dispose or direct the disposition of:

                    None

Notes:

          (1) Includes immediately exercisable stock purchase warrants to purchase 100,000 shares of Common Stock and 298,332 shares which may be issued upon conversion of the issuer's Series A Convertible Preferred Stock, of which reporting person owns 750 shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

                                                               Page 5 of 6 Pages

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 8, 1999
                                             ----------------------------
                                                        (Date)


                                        -------------------------------------
                                           /s/ AMRO International, S.A.
                                                By: H. U. Bachofen
                                                     Director
                                        -------------------------------------
                                                    (Signature)